Larry Spirgel

Industry Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

February 22, 2024

Re:	Fanbase Social Media, Inc.
Offering Statement on Form 1-A
File No. 024-12394

Dear Mr. Spirgel:

On behalf of Fanbase Social Media, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm Eastern Time, on Monday, February 26, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Isaac Hayes
Isaac Hayes
Chief Executive Officer, President
Fanbase Social Media, Inc.

cc: Jamie Ostrow, CrowdCheck Law LLP